SECUR 05036976 IMISSION

RECEIVED FEB 28 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 213

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SEC FILE NUMBER
8-65280

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HILL STREET CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 EAST 56TH STREET
(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lorenzo D. Weisman **(212) 326-2601**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SALIBELLO & BRODER LLP
(Name – *if individual, state last, first, middle name*)

633 THIRD AVENUE, 13TH FLOOR	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lorenzo D. Weisman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hill Street Capital LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

JEANETTE WATERS
Notary Public, State of New York
No 01WA6103113
Qualified in Kings County
Commission Expires Dec 15 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HILL STREET CAPITAL LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2004
With Independent Auditors' Report

Salibello & Broder LLP
Certified Public Accountants

CONTENTS

	Page(s)
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Members' Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Supplementary Information:	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	12-13

Salibello & Broder LLP
Certified Public Accountants

633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT

The Managing Members
Hill Street Capital LLC
New York, New York

We have audited the accompanying statement of financial condition of Hill Street Capital LLC (the "Company") as of December 31, 2004 and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hill Street Capital, LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salibello + Broder LLP

February 11, 2005

HILL STREET CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Assets

Cash and equivalents	$ 255,942
Accounts receivable	77,318
Security deposit	101,052
Property and equipment, at cost less accumulated depreciation and amortization of $61,129	135,489
Prepaid expenses and other assets	5,947
	$ 575,748

Liabilities and Members' Capital

Liabilities:	
Accounts payable and accrued expenses	$ 42,507
Deferred rent	7,989
Total liabilities	50,496
Members' capital	525,252
	$ 575,748

The accompanying notes are an integral part of these financial statements.

HILL STREET CAPITAL LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Advisory fees	$ 3,419,500
Board of directors' fees	9,571
Investment income	15,610
Interest income	11,867
Total revenues	3,456,548
Expenses:	
Salaries	2,478,691
Rent and utilities	352,499
Guaranteed payments to members	200,000
Employee benefits	117,027
Payroll taxes	95,407
Professional fees	83,222
Depreciation and amortization	39,268
Furniture and equipment rental	31,582
Travel and lodging	30,970
Telephone	30,859
Computer support	22,498
Office supplies	14,992
Meals and entertainment	14,078
NASD and other regulatory fees	11,793
Charitable contributions	11,000
Periodicals and subscriptions	10,984
Research fees	10,361
Temporary support	7,595
Printing and reproduction	7,351
Office expenses	5,189
Payroll service fees	4,638
Postage and messenger	3,602
Loss on disposition of property and equipment	1,540
Miscellaneous	340
Total expenses	3,585,486
Loss before income taxes	(128,938)
Income taxes	14,645
Net loss	$ (143,583)

The accompanying notes are an integral part of these financial statements.

HILL STREET CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2004

Balance, January 1, 2004	$ 3,074,525
Distributions	(2,405,690)
Net loss	(143,583)
Balance, December 31, 2004	$ 525,252

The accompanying notes are an integral part of these financial statements.

HILL STREET CAPITAL LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net loss	$	(143,583)
Adjustment to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		39,268
Deferred income taxes		(4,200)
Deferred rent		(2,397)
Loss on disposition of property and equipment		1,540
(Increase) decrease in operating assets:		
Accounts receivable		31,171
Non-marketable securities, at estimated fair value		93,525
Prepaid expenses and other assets		33,179
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(9,874)
Net cash provided by operating activities		38,629
Cash flows from investing activities:		
Purchase of property and equipment		(12,887)
Loans receivable		75,000
Net cash provided by investing activities		62,113
Cash flows from financing activities:		
Distributions		(2,405,690)
Net cash used in financing activities		(2,405,690)
Net decrease in cash and cash equivalents		(2,304,948)
Cash and cash equivalents - beginning of year		2,560,890
Cash and cash equivalents - end of year	$	255,942

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and nature of business

Hill Street Capital LLC (the "Company") was formed on November 20, 2001 in the state of Delaware. The Company was formed to specialize in providing investment banking and related financial advisory and consulting services to domestic and foreign-based companies.

The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of National Association of Securities Dealers, Inc.

Note 2 - Summary of significant accounting policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Revenue recognition

Under the terms of each engagement, nonrefundable retainers are recorded as revenue upon receipt and success fees from investment banking and related financial advisory and consulting services are recorded as revenue when the underlying transaction is completed. Reimbursements of amounts incurred on a client's behalf related to advisory activities are not included in fee revenue but recorded as a reduction of related non-compensation expenses.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Additions and betterments are capitalized. Repairs and maintenance are charged to operations as incurred.

Operating leases

The lease for the Company's office facilities includes an abatement of one month of base rent that is payable if the Company defaults in the first 24 months of the lease. The unamortized excess of the actual rent paid over rent expense is recorded as deferred rent in the Statement of Financial Condition.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 2 - Summary of significant accounting policies (cont'd)

Statement of cash flows

For purposes of the statement of cash flows, the Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents. Cash paid for income taxes for the year ended December 31, 2004 was $18,345. There were no amounts paid for interest for the year ended December 31, 2004.

Income taxes

The Company prepares its income tax return using the cash basis of accounting. Federal and state income taxes have not been provided since each member is individually liable for his own federal and state tax payments.

Deferred New York City Unincorporated Business Taxes are recorded on the difference between the financial statement and tax basis of assets and liabilities. The temporary difference which give rise to deferred taxes are accounts receivable, prepaid expenses and other assets, accounts payable and accrued expenses, deferred rent and deferred taxes. Such amounts were immaterial as of December 31, 2004.

As of December 31, 2004, income taxes includes a deferred tax credit of $4,200.

Guaranteed Payments to Members

Guaranteed payments to members represent reasonable compensation for services rendered and are accounted for as Company expenses.

Note 3 - Property and equipment

At December 31, 2004, property and equipment consists of the following:

Leasehold improvements	$ 122,611
Computer equipment	41,814
Other equipment	32,193
	196,618
Less: accumulated depreciation and amortization	61,129
	$ 135,489

Note 4 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2004.

Note 5 -Related Party Transactions

For a portion of the year ended December 31, 2004, the Company shared facilities with an advisory consulting company (the "Related Company") having the same managing members as the Company. The Company charged the Related Company for the cost of shared facilities based on an estimate made by the managing members. Revenues also were recognized by the Company for services rendered to the Related Company. For the year ended December 31, 2004, expenses allocated to the Related Company approximated $30,000 and revenues recognized by the Company for services rendered to the Related Company were $42,000.

Note 6 - Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivables.

The Company maintains its cash balances at a major financial institution located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004, the Company's uninsured cash balances total $288,101.

In the course of its business, the Company engages in various engagements with domestic and international clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the client. It is the Company's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients.

Note 7 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $205,446 which was $200,446 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.25 to 1.

Note 8 - Commitments

On December 13, 2001, the Company entered into a five-year lease agreement for its general office facilities located in New York City. On June 12, 2003, the lease was amended for the relocation to a larger office space and effectively extended the lease term until April 30, 2008.

The minimum annual rental commitments (exclusive of escalation clauses for real estate taxes and building operating expenses) are summarized as follows:

Year ending December 31,

2005	$ 324,843
2006	324,843
2007	324,843
2008	108,281
	$ 1,082,810

Rent expense amounted to $339,411 for the year ended December 31, 2004.

Note 9 - Limited liability company

Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual.

SUPPLEMENTARY INFORMATION

SCHEDULE I

HILL STREET CAPITAL LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

Allowable capital:	
Total members' capital	$ 525,252
Less non-allowable asets:	
Accounts receivable	77,318
Security deposit	101,052
Property and equipment, net	135,489
Prepaid expenses and other assets	5,947
	319,806
Net capital	$ 205,446
Aggregate indebtedness	$ 50,496
Minimum net capital required	$ 5,000
Excess net capital	$ 200,446
Ratio: Aggregate indebtedness to net capital	0.25 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE II

HILL STREET CAPITAL LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC rule 15c3-3.

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Managing Members
Hill Street Capital LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Hill Street Capital LLC (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing members, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salibello + Broder LLP

February 11, 2005